SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)(1)

FEIHE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, US $0.001 Par Value Per Share
(Title of Class of Securities)

025334103
(CUSIP Number)

Sequoia Capital China Growth Fund I, L.P.
Suite 2215, Two Pacific Place
88 Queensway
Hong Kong, PRC
Attention: Jimmy Wong
Telephone: 852 25018989

Sequoia Capital U.S. Growth Fund IV, L.P.
3000 Sand Hill Road, 4-250
Menlo Park, CA 94250, USA
Attention: Melinda Dunn
Telephone: 650 854 3927

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D (this "Statement") constitutes the initial filing of the Schedule 13D on behalf of Max Wealth Enterprises Limited,  Amendment No. 2 to the Schedule 13D on behalf of Sequoia Capital USGF Principals Fund IV, L.P. and Amendment No. 4 to the Schedule 13D on behalf of Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Management I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., Sequoia Capital China Growth Fund Management I, L.P., SC China Holding Limited, Neil Nanpeng Shen, Sequoia Capital U.S. Growth Fund IV, L.P., SCGF IV Management, L.P., and SCGF GenPar, Ltd.

The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025334103	Page 2 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China I, L.P. ("SCC I"); 20-3514012
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 73,837
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 73,837
11	Aggregate Amount Beneficially Owned by Each Reporting Person 73,837
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 3 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Partners Fund I, L.P ("SCC PTRS I"); 20-4387549
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 8,484
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,484
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,484
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 4 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Principals Fund I, L.P. ("SCC PRIN I"); 20-4887879
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 11,429
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,429
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,429
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 5 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Management I, L.P. ("SCC MGMT I"); 20-3348112
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
8
Shared Voting Power

93,750 shares of which 73,837 shares are directly held by SCC I, 8,484 shares are directly held by SCC PTRS I and 11,429 shares are directly held by SCC PRIN I. SCC MGMT I is the General Partner of SCC I, SCC PTRS I and SCC PRIN I.

	9	Sole Dispositive Power 0
10
Shared Dispositive Power

93,750 shares of which 73,837 shares are directly held by SCC I, 8,484 shares are directly held by SCC PTRS I and 11,429 shares are directly held by SCC PRIN I. SCC MGMT I is the General Partner of SCC I, SCC PTRS I and SCC PRIN I.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 93,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 6 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Fund I, L.P. ("SCCGF I"); 26-0205433
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,170,230
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,170,230
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,170,230
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 7 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Partners Fund I, L.P. ("SCCGF PTRS I"); 98-0577548
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 27,908
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,908
11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,908
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 8 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China GF Principals Fund I, L.P. ("SCCGF PRIN I"); 33-1190310
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 143,562
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 143,562
11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,562
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.6%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 9 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Fund Management I, L.P. ("SCCGF MGMT I"); 26-0204337
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
8
Shared Voting Power

1,341,700 shares of which 1,170,230 shares are directly held by SCCGF I, 27,908 shares are directly held by SCCGF PTRS I and 143,562 shares are directly held by SCCGF PRIN I. SCCGF MGMT I is the General Partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

	9	Sole Dispositive Power 0
10
Shared Dispositive Power

1,341,700 shares of which 1,170,230 shares are directly held by SCCGF I, 27,908 shares are directly held by SCCGF PTRS I and 143,562 shares are directly held by SCCGF PRIN I. SCCGF MGMT I is the General Partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,341,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 10 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited ("SCC HOLD");
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,435,450 shares. SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. See Item 5.
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,435,450 shares. SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. See Item 5.
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,435,450
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.4% (see Item 5)
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 025334103	Page 11 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Max Wealth Enterprises Limited ("MAX")
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
8
Shared Voting Power

1,435,450 shares of which 73,837 shares are directly held by SCC I, 8,484 are directly held by SCC PTRS I, 11,429 shares are directly held by SCC PRIN I, 1,170,230 shares are directly held by SCCGF I, 27,908 shares are directly held by SCCGF PTRS I and 143,562 shares are directly held by SCCGF PRIN I.  SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.  SCC HOLD is wholly owned by MAX.

	9	Sole Dispositive Power 0
10
Shared Dispositive Power

1,435,450 shares of which 73,837 shares are directly held by SCC I, 8,484 are directly held by SCC PTRS I, 11,429 shares are directly held by SCC PRIN I, 1,170,230 shares are directly held by SCCGF I, 27,908 shares are directly held by SCCGF PTRS I and 143,562 shares are directly held by SCCGF PRIN I.  SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.  SCC HOLD is wholly owned by MAX.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,435,450
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 025334103	Page 12 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 6,333
8
Shared Voting Power

1,435,450 shares of which 73,837 shares are directly held by SCC I, 8,484 are directly held by SCC PTRS I, 11,429 shares are directly held by SCC PRIN I, 1,170,230 shares are directly held by SCCGF I, 27,908 shares are directly held by SCCGF PTRS I and 143,562 shares are directly held by SCCGF PRIN I.  Neil Nanpeng Shen is a Managing Director of SCC HOLD, which is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.  SCC HOLD is wholly owned by MAX, a company wholly owned by Neil Nanpeng Shen.  Neil Nanpeng Shen disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

	9	Sole Dispositive Power 6,333
10
Shared Dispositive Power

1,435,450 shares of which 73,837 shares are directly held by SCC I, 8,484 are directly held by SCC PTRS I, 11,429 shares are directly held by SCC PRIN I, 1,170,230 shares are directly held by SCCGF I, 27,908 shares are directly held by SCCGF PTRS I and 143,562 shares are directly held by SCCGF PRIN I.  Neil Nanpeng Shen is a Managing Director of SCC HOLD, which is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.  SCC HOLD is wholly owned by MAX, a company wholly owned by Neil Nanpeng Shen.  Neil Nanpeng Shen disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,441,783
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.5% (see Item 5)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 025334103	Page 13 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital U.S. Growth Fund IV, L.P. ("SCGF IV"); 98-0589567
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 599,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 599,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 599,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.7%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 14 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital USGF Principals Fund IV, L.P. ("SCGF PRIN IV"); 98-0619227
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF, WC (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 26,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 26,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 15 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) SCGF IV Management, L.P. ("SCGF MGMT IV"); 98-0589559
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 625,000 shares of which 599,000 are directly held by SCGF IV and 26,000 shares are directly held by SCGF PRIN IV. SCGF MGMT IV is the General Partner of SCGF IV and SCGF PRIN IV.
	9	Sole Dispositive Power 0
10
Shared Dispositive Power
625,000 shares of which 599,000 are directly held by SCGF IV and 26,000 shares are directly held by  SCGF PRIN IV. SCGF MGMT IV is the General Partner of SCGF IV and SCGF PRIN IV.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.8%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 16 of 22

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) SCGF GenPar, Ltd ("SCGF GP"); 98-0603717
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 625,000 shares. SCGF GP is the General Partner of SCGF MGMT IV. See Item 5.
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 625,000 shares. SCGF GP is the General Partner of SCGF MGMT IV. See Item 5.
11	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.8%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 025334103	Page 17 of 22

Except as set forth below, the previous Schedule 13D, as amended prior to the date hereof, remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such previous Schedule 13D.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto and to previous Schedule 13D filings is expressly incorporated herein by reference and the response to each item of this Statement is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 5.  Purpose of Transaction

Item 5 is amended and restated as follows:

(a) As of March 25, 2011, there were 22,306,291 shares of Common Stock outstanding.

The Reporting Persons may be deemed to share beneficial ownership of 2,060,450 shares of Common Stock, which constitute approximately 9.2% of the outstanding shares of Common Stock of the Company. The filing of this Statement shall not be construed as an admission that the Reporting Persons share beneficial ownership of these shares.

SCC I directly holds 73,837 shares of Common Stock, which constitute approximately 0.3% of the outstanding shares of Common Stock. SCC PTRS I directly holds 8,484 shares of Common Stock, which constitute approximately less than 0.1% of the outstanding shares of Common Stock. SCC PRIN I directly holds 11,429 shares of Common Stock, which constitute approximately 0.1% of the outstanding shares of Common Stock. SCC MGMT I, as the general partner of SCC I, SCC PTRS I and SCC PRIN I, may be deemed to beneficially own an aggregate of 93,750 shares of Common Stock, which constitute approximately 0.4% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner of SCC I, SCC PTRS I and SCC PRIN I, SCC MGMT I expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCC MGMT I is a beneficial owner of 93,750 shares of Common Stock.

SCCGF I directly holds 1,170,230 shares of Common Stock, which constitute approximately 5.2% of the outstanding shares of Common Stock. SCCGF PTRS I directly holds 27,908 shares of Common Stock, which constitute approximately 0.1% of the outstanding shares of Common Stock. SCCGF PRIN I directly holds 143,562 shares of Common Stock, which constitute approximately 0.6% of the outstanding shares of Common Stock. SCCGF MGMT I, as the general partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I, may be deemed to beneficially own an aggregate of 1,341,700 shares of Common Stock, which constitute approximately 6.0% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I, SCCGF MGMT I expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCCGF MGMT I is a beneficial owner of 1,341,700 shares of Common Stock.

CUSIP No. 025334103	Page 18 of 22

SCC HOLD, as the general partner of SCC MGMT I and SCCGF MGMT I, may be deemed to beneficially own an aggregate of 1,435,450 shares of Common Stock, which constitute approximately 6.4% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner of SCC MGMT I and SCCGF MGMT I, SCC HOLD expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCC HOLD is a beneficial owner of 1,435,450 shares of Common Stock. Neil Nanpeng Shen is a Managing Director of SCC HOLD. Neil Nanpeng Shen disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

MAX, which wholly-owns SCC HOLD, may be deemed to beneficially own an aggregate of 1,435,450 shares of Common Stock, which constitute approximately 6.4% of the outstanding shares of Common Stock.  Except to the extent of its interests as owner of SCC HOLD, MAX expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that MAX is a beneficial owner of 1,435,450 shares of Common Stock.  Neil Nanpeng Shen wholly owns MAX.  Neil Nanpeng Shen disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

SCGF IV directly holds 599,000 shares of Common Stock, which constitute approximately 2.7% of the outstanding shares of Common Stock. SCGF PRIN IV directly holds 26,000 shares of Common Stock, which constitute approximately 0.1% of the outstanding shares of Common Stock.  SCGF MGMT IV, as the general partner of SCGF IV and  SCGF PRIN IV, may be deemed to beneficially own an aggregate of 625,000 shares of Common Stock, which constitute approximately 2.8% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner of SCGF IV and SCGF PRIN IV, SCGF MGMT IV expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCGF MGMT IV is a beneficial owner of 625,000 shares of Common Stock. SCGF GP, as the general partner of SCGF MGMT IV, may be deemed to beneficially own an aggregate of 625,000 shares of Common Stock, which constitute approximately 2.8% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner of SCGF MGMT IV, SCGF GP expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that SCGF GP is a beneficial owner of 625,000 shares of Common Stock.

Neil Nanpeng Shen directly holds 6,333 shares, for which he holds sole voting and dispositive power.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by another member of the group.

(b)           The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in such Reporting Persons cover pages hereof.

CUSIP No. 025334103	Page 19 of 22

(c)           During the 60 days prior to the filing date of this Statement, the following transactions were effected by the Reporting Persons:

On April 27, 2011, the first installment of the redemption described in Item 4 closed.  SCC I redeemed 24,613 shares of Company Common Stock for $590,700.00; SCC PTRS I redeemed 2,828 shares of Company Common Stock for $67,875.00; SCC PRIN I redeemed 3,809 shares of Company Common Stock for $91,425.00; SCCGF I redeemed 363,417 shares of Company Common Stock for $8,721,997.50; SCCGF PTRS I redeemed 8,666 shares of Company Common Stock for $207,997.50; SCCGF PRIN I redeemed 44,583 shares of Company Common Stock for $1,070,002.50; SCGF IV redeemed 199,667 shares of Company Common Stock for $4,792,000.50; and SCGF PRIN IV redeemed 8,667 shares of Company Common Stock for $208,002.00.

(d)           No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased under the Subscription Agreement.

(e)           Not Applicable.

Item 7. Material Filed as Exhibits

99.1	Joint Filing Agreement dated April 29, 2011, by and among the Reporting Persons.

99.2
Subscription Agreement dated August 11, 2009, by and among American Dairy, Inc. and the Purchasers (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on September 4, 2009).

99.3
Assignment and Assumption dated August 20, 2009, by and among Sequoia Capital Growth Fund I, L.P., Sequoia Capital Growth Partners III, L.P., Sequoia Capital Growth III Principals Fund, Sequoia Capital U.S. Growth Fund IV, L.P. and American Dairy, Inc. (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on September 4, 2009).

99.4
Registration Rights Agreement dated August 26, 2009, by and among American Dairy, Inc. and the Purchasers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company (then American Dairy Inc.) on August 26, 2009).

99.5
Redemption Agreement dated February 1, 2011, by and among Feihe International, Inc. and the Sellers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on February 2, 2011).

CUSIP No. 025334103	Page 20 of 22

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: April 29, 2011

SEQUOIA CAPITAL CHINA I, L.P.
SEQUOIA CAPITAL CHINA PARTNERS FUND I, L.P.
SEQUOIA CAPITAL CHINA PRINCIPALS FUND I, L.P.

By:	Sequoia Capital China Management I, L.P.
A Cayman Islands exempted limited partnership
General Partner of Each

By:	SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Jimmy Wong
Name:	Jimmy Wong
Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P.
SEQUOIA CAPITAL CHINA GROWTH PARTNERS FUND I, L.P.
SEQUOIA CAPITAL CHINA GF PRINCIPALS FUND I, L.P.

By:	Sequoia Capital China Growth Fund Management I, L.P.
A Cayman Islands exempted limited partnership
General Partner of Each

By:	SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Jimmy Wong
Name:	Jimmy Wong
Authorized Signatory

CUSIP No. 025334103	Page 21 of 22

SEQUOIA CAPITAL CHINA MANAGEMENT I, L.P.
SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P.

By:	SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Jimmy Wong
Name:	Jimmy Wong
Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Jimmy Wong
Name:	Jimmy Wong
Authorized Signatory

MAX WEALTH ENTERPRISES LIMITED

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen, Owner and Director

NEIL NANPENG SHEN

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen

SEQUOIA CAPITAL U.S. GROWTH FUND IV, L.P.
SEQUOIA CAPITAL USGF PRINCIPALS FUND IV, L.P.

By:	SCGF IV Management, L.P.
A Cayman Islands exempted limited partnership
Its General Partner

By:	SCGF GenPar, Ltd
A Cayman Islands limited liability company
Its General Partner

/s/ Michael Moritz
Managing Director

CUSIP No. 025334103	Page 22 of 22

SCGF IV MANAGEMENT, L.P.

By:	SCGF GenPar, Ltd
A Cayman Islands limited liability company
Its General Partner

/s/ Michael Moritz
Managing Director

SCGF GENPAR, LTD

/s/ Michael Moritz
Managing Director